SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

DECEMBER 22, 2004

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL OF ANGLOGOLD ASHANTI LIMITED



ANGLOGOLD ASHANTI LIMITED
(formerly: AngloGold Limited)
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold" or "the Company")

ISIN: ZAE000043485   JSE Share code: ANG

GRANTING OF OPTIONS TO DIRECTORS OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.

Date of notification	:	20 December 2004
Effective date of grant	:	1 November 2004
Strike price	:	R228.00 per option
Vesting date	:	Provided the performance conditions under which the options were granted are met, options will mature 3 years from date of grant, namely 1 November 2007. Any options not exercised by 1 November 2014 will lapse.
Class of security	:	Options to acquire ordinary shares
Type of interest	:	Direct beneficial

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name	Designation	Options granted
Godsell : RM	Director	14,000
Best : JG	Director	12,000
Hodgson : DL	Director	8,000
Williams : KH	Director	8,000
Simelane : YZ	Managing Secretary	5,000
Bull : CR	Company Secretary	2,600

The above options granted form part of a total option grant of 1,151,000.

Johannesburg
22 December 2004

JSE Sponsor : UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: DECEMBER 22, 2004   By: /s/ C R BULL

                                            Name: C R Bull
                                            Title: Company Secretary